October 11, 2012

VIA EDGAR

Kevin L. Vaughn, Accounting Branch Chief

Dennis Hult, Staff Accountant

Lynn Dicker, Reviewing Accountant

Re:                   RDA Microelectronics, Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2011 (the “2011 20-F”)
Filed March 16, 2012 (File No. 001-34943)

Dear Mr. Vaughn, Mr. Hult and Ms. Dicker:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 27, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. The comments are repeated below in bold and followed by the responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 15. Controls and Procedures, page 71

1.                                      We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following:

a)             Please tell us how you evaluate and assess internal control over financial reporting:

•                                          In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

We respectfully advise the Staff that we have operations in a total of five cities in mainland China, Hong Kong, and South Korea. For the fiscal year ended December 31, 2011, the accounting records and monthly closing process for all of our significant operating entities were centralized at our finance department in Shanghai. As a result, our internal control over financial reporting in Shanghai was able to centrally address substantially all of the financial reporting risks that were relevant to our operating locations.

We adopted the internal control framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate and assess our internal control over financial reporting. We follow the recommendations of Public Company Accounting Oversight Board Auditing Standard No. 5 by taking a top-down approach.

Below is a summary of the work that we conducted in 2011:

•                                          Top-down risk assessment. We assessed the risks that we faced and prioritized the risks first by linking up the risks to our financial statement account captions, disclosures and relevant assertions, taking into account the multiple locations where our significant operating entities are located. We performed a review of the scope and complexity of operations and organizational structure of each of our subsidiaries and assessed the financial reporting risks associated with each of our five operational locations on a regular basis to determine the significant accounts and financial reporting processing activities at an operational location level that would need to be assessed for the control design effectiveness and tested for operating effectiveness. Evaluation criteria included, among other things, the materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, and accounting and reporting complexities.

Based on the top-down risk assessment, we identified significant accounts according to certain qualitative and quantitative analysis, including but not limited to the nature, complexity and volume of the transactions, fraud assessment results, related party transaction assessment results and account behavior assessment results. We then linked the identified significant accounts to the operational locations and business processes to identify the significant locations and key business processes. We concluded that most of our subsidiaries were significant locations for assessing control design effectiveness and testing operating effectiveness by analyzing the characteristics at each operational location including but not limited to inherent risk, relative financial significance, internal control over financial reporting, nature and amount of transactions, and degree of centralization of processes and financial reporting applications.

•                                          Entity-level control assessment. We assessed the control design effectiveness and tested operating effectiveness of our entity-level controls using the following five COSO elements: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

We identified the entity-level controls at the Company level and also categorized the entity-level controls into indirect, monitoring and precise controls based on the nature, precision and impact on other controls to determine the nature, timing and extent of the control testing at the process level.

•                                          Control design effectiveness assessment. We identified and assessed control design effectiveness based on the risk assessment results and the determination of the significance of each operational location taking into account the following seven functions: (i) financial reporting, (ii) sales and receivables, (iii) inventory, (iv) purchase and payables, (v) treasury, (vi) long-term asset management, and (vii) human resource management and payroll service.

The processes that we conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complexity and objectivity were considered in evaluating and prioritizing the risk levels for the significant locations based on the determination of the significance of each operational location mentioned above in the top-down risk assessment.

In addition, KPMG served as our external consultant from August 2010 to October 2011 to provide SOX404 advisory services. KPMG’s work generally included: (a) assisting the chief financial officer (“CFO”) in determining the SOX404 compliance project scope, (b) assisting the CFO in documenting internal control over financial reporting (“ICOFR”) at activity level and entity level control, (c) assisting the CFO in performing tests of the design and operating effectiveness of the Company’s ICOFR, (d) assisting the CFO in preparing updates to the Company’s documentation of the entity-level controls and ICOFR at activity level and (e) providing SOX404 compliance related training to the Company.

In control design assessment, we conducted interviews and walk-through testing to evaluate the design effectiveness of the controls in mitigating those risks related to internal control over financial reporting.

•                                          Information technology controls assessment. We identified and assessed the design and operating effectiveness of the information technology controls for the operational locations at the following levels: (i) information technology entity-level control; (ii) information technology general control; and (iii) information technology application control.

•                                          Control operating effectiveness assessment. We have developed our process description and risk control matrices to record our internal control over financial reporting, including the policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

We evaluated the control design effectiveness and assessed the control operating effectiveness by developing sampling methodologies and testing approaches based on the risk level and frequency of the controls. We performed three rounds of internal control over financial reporting testing on all identified key controls. Based on this assessment under the supervision and with the participation of our management, including our chief executive officer and CFO, we determined that the Company’s internal control over financial reporting was effective as of December 31, 2011.

•                                          Please describe how your internal audit function impacted your evaluation of your internal control over financial reporting.

We established our internal audit department in 2010. The internal audit department regularly prepares audit plans, evaluates the design and operating effectiveness of the internal control of the operational processes and locations, the internal control over financial reporting, and reports any internal control deficiencies identified directly to the audit committee of the Company’s board of directors. The internal audit department provides analyses and remedial recommendations for any identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting, and also maintains open communication with the management and the audit committee of the Company’s board of directors.

The internal audit department plays an important role in the evaluation of our internal control over financial reporting, primarily through the following:

•                                          Scoping. In order to scope the audit of internal controls over financial reporting, the internal audit department is responsible for identifying (i) all significant accounts and their relevant assertions, (ii) significant (important) business locations, and (iii) significant processes over major classes of transactions.

•                                          Walkthrough. The internal audit department selects all significant transaction types related to the cycle or process under consideration and walks through the process and controls to (i) confirm how the process functions and how the controls are designed to achieve control objectives related to those processes, (ii) confirm controls are placed in operation, (iii) evaluate the effectiveness of design, and (iv) identify any control deficiencies.

•                                          Substantive testing. There are four basic techniques for testing controls: inquiry, observation, examination (inspection) and re-performance. The internal audit department uses a combination of these techniques to test the application of a control. The internal audit department will obtain sufficient competent evidence about the design and operating effectiveness of controls over assertions related to all significant accounts and disclosures in the financial statements at each individually important location.

•                                          Test exceptions and remediation. When the internal audit department finds an exception to the control procedures, it does not dismiss such exception as “isolated.” The internal audit department will instead examine and understand the cause of the exception. In addition, it will consider the types of financial statement misstatements that could occur. The internal audit department also determines the effect of the exception on the nature and extent of additional testing that may be appropriate or necessary and on the operating effectiveness of the control being tested. The internal audit department then makes remedial recommendations for any identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting. It also maintains open communication with the management and the audit committee of the Company’s board of directors.

•                                          Communicating quarterly with the audit committee and issuing annual internal audit report. Based on the internal audit work described above, the internal audit department communicated quarterly with the audit committee about any significant audit findings and issued an internal audit report to the board of directors and audit committee in 2011.

b)             Please tell us how you maintain your books and records and prepare your financial statements:

•                                          If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•                                          If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

We maintain our books and records in accordance with U.S. GAAP. We have the following procedures to ensure that the activities we conduct and the transactions we consummate are recorded in accordance with U.S. GAAP:

•              We have developed our accounting policies based on U.S. GAAP. Our accounting policies are updated by the reporting manager on a regular basis and reviewed by the finance director and the CFO according to the latest standards and developments in U.S. GAAP.

•              The reporting manager and the finance director analyze the accounting implications under U.S. GAAP for new and significant transactions or changes in the Company’s operations and determine the corresponding accounting treatment for the CFO’s review.

•              We maintain an accounting manual for our finance team that sets forth the main accounting treatments under U.S. GAAP that are relevant to the Company’s operations. The reporting manager and finance director review and update this checklist on a regular basis.

•              The finance director prepares the disclosure checklist and performs the review of the consolidated financial statements in accordance with U.S. GAAP. The CFO performs the final review to ensure the completeness, accuracy and adequacy of the disclosure.

•              Our audit committee meets each quarter to review the financial reports/statements in accordance with U.S. GAAP.

Please refer to the response to comment 1(c) below for information on the education and training of the members of the Company’s accounting and finance staff.

c)              Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•                                          what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•                                          what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•                                          the nature of his or her contractual or other relationship to you;

•                                          whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•                                          about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

We respectfully advise the Staff that the CFO, the finance director, the U.S. GAAP reporting manager and the internal audit manager of the Company are primarily responsible for preparing and supervising the preparation of Company’s financial statements and evaluating the effectiveness of its internal control over financial reporting. Each of these persons is an employee of the Company or a wholly owned PRC subsidiary of the Company.

Although none of them is a Certified Public Accountant (U.S.), the Company believes, based on the facts set forth below, that its accounting and finance team possesses the appropriate level of knowledge of U.S. GAAP and SEC rules and regulations from their past educational background, work experience and continuing professional education to ensure that the Company’s financial statements are prepared in accordance with U.S. GAAP and SEC rules and regulations.

Chief Financial Officer

Our CFO, Lily (Li) Dong, is responsible for performing high-level reviews and supervision in the preparation of our financial statements. Ms. Dong has substantial U.S. GAAP knowledge. She frequently interacts with our accounting and finance team and discusses U.S. GAAP-related issues with the relevant team members, educating them in the process. Ms. Dong has been our CFO since 2007. She led the finance and accounting team in establishing all of the Company’s key accounting and financial reporting processes, control procedures and systems to comply with U.S. GAAP and SEC reporting standards prior to the Company’s initial public offering in 2010. She also led the efforts to draft the Company’s first Accounting and Financial Manual based on U.S. GAAP. After the Company’s initial public offering, she led the team to continuously improve the accuracy and efficiency of the company’s financial reporting through process enhancement and system automation.

Ms. Dong has two decades of experience in financial management and accounting. Prior to joining the Company, she was the vice president of finance and then CFO of Onewave Technologies, Inc., a private company in China, from 2005 to 2007. Prior to that, she worked for Hewlett-Packard in China for over 13 years, holding various financial management positions, in which she gained extensive experience in U.S. GAAP reporting, financial planning and analysis, accounting, taxation, treasury, risk management and internal controls. From May 2001 to November 2005, Ms. Dong served as the entity controller and finance operation manager of Hewlett-Packard Imaging Printing Manufacturing Operation in China, responsible for leading the financial planning and reporting, tax planning and management, treasury, risk management and legal entity controllership efforts. She also served as the accounting senior manager of Hewlett-Packard China Hardcopy Operation from May 1996 to April 2001, in charge of the entity’s accounting department’s operations including accounts payable, accounts receivable, fixed assets, inventory, costing, revenue and US GAAP consolidation.

Ms. Dong received a bachelor of economics degree in accounting from Nanjing University of Science and Technology in China and an executive master of business administration degree from China Europe International Business School in China. Ms. Dong is a PRC certified accountant. Ms. Dong from time to time attends U.S. conferences and seminar to update her knowledge of U.S. GAAP and SEC rules and regulations. She has attended training sessions provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PricewaterhouseCoopers”) (“U.S. GAAP and IFRS comparison” in 2006 and “CFO Essentials Update” in 2010), The Center for Professional Education, Inc. (“SEC Conference: An Accounting & Reporting Update for U.S. Listed Companies” in 2009, 2011 and 2012), Citibank (“Fair Market Value” in 2011), Ernest & Young and Deloitte & Touche (“M&A” in 2012), as well as having participated in AICPA regulation, financial accounting and reporting, and auditing training courses since 2011.

Finance Director

The finance director of the Company is in charge of the preparation and review of consolidated financial statements for the Company’s quarterly earnings releases and annual reports, including reviewing and analyzing the financial statements prepared by the Company’s U.S. GAAP reporting team. She took the position of finance director in 2008 before the Company went public and was then primarily responsible for the preparation of the Company’s financial statements in accordance with U.S. GAAP in connection with its initial public offering in 2010.

The finance director has gained knowledge of U.S. GAAP primarily through her work experience. She was responsible for detailed review of the financial statements of the Company under U.S. GAAP in connection with its initial public offering in 2010. After the Company became public, she was in charge of the preparation and review of the financial statements for the Company’s quarterly earnings release and annual reports and further strengthened her knowledge of U.S GAAP and SEC rules and regulations during this period. Prior to joining the Company, she worked for Otis Elevator Company as an assistant controller for the North Asia-Pacific region from late 2005 to 2007. From 1994 to 2005, she served in various positions across different business units at Hewlett-Packard in China, including as a financial analyst and finance manager. This working experience gave her solid knowledge of U.S. GAAP as it relates to accounting, financial planning and reporting, treasury, taxation, and internal controls.

The finance director holds a bachelor of economics degree in accounting from Sichuan University in China and an executive Master of Business Administration degree from Washington University in St. Louis. She has attended training courses provided by The Center for Professional Education, Inc. (“SEC Conference: An Accounting & Reporting Update for U.S. Listed Companies” in 2010, 2011 and 2012) and she periodically attends external training sessions organized by accounting firms to keep up to date with latest developments in U.S. GAAP, PRC accounting, risk management, the Sarbanes-Oxley Act and related matters. She has participated in AICPA regulation and financial accounting and reporting training courses since 2011.

U.S. GAAP Reporting Manager

The Company has one full-time U.S. GAAP reporting manager. Since joining the Company in 2010, the U.S. GAAP reporting manager participated in the preparation and review of the financial statements of the Company in accordance with U.S. GAAP in connection with the Company’s initial public offering. He also participates on a regular basis in the preparation of the consolidated financial statements for the Company’s quarterly earnings releases and annual reports in accordance with U.S. GAAP. The U.S. GAAP reporting manager maintains, reviews and updates a checklist of the main accounting treatments under U.S. GAAP for all general ledger accountants and finance managers. Together with the finance director, he also analyzes the accounting implications of new transactions or changes in the Company’s operations under U.S. GAAP and determines the corresponding accounting treatment for the CFO’s review.

The U.S. GAAP reporting manager holds a bachelor’s degree in engineering of electronic information from Tongji University in China. He worked at PricewaterhouseCoopers in China for five years from 2004 to 2009, where he primarily focused on auditing financial statements prepared under U.S. GAAP, including audits of annual reports and reviews of quarterly earnings releases for several U.S.-listed foreign private issuers as well as Sarbanes-Oxley compliance projects and certain pre-IPO engagements. He had spent more than 5,700 working hours on integrated audits of the financial statements that prepared in accordance with U.S. GAAP. Through his work experience and his participation in the in-house training programs on U.S. GAAP and SEC rules and regulations at PricewaterhouseCoopers, he has built a solid foundation of accounting knowledge upon which he has developed his U.S. GAAP knowledge.

The U.S. GAAP reporting manager was required to obtain the appropriate accreditation to work on audit engagements under U.S. GAAP through (i) the required annual in-house training programs (approximately two to three days per year) and on-line training programs on U.S. GAAP accounting standards, SEC rules and regulations, auditing technical practices, independence and ethics updates, among other topics; and (ii) work experience under the supervision of the engagement leader. Since joining the Company, the U.S. GAAP reporting manager has kept his U.S. GAAP knowledge up to date by attending training courses provided by The Center for Professional Education, Inc. (“SEC Conference: An Accounting & Reporting Update for U.S. Listed Companies” in 2011 and 2012 and “U.S. GAAP Seminar for Asia-based Companies” in 2012), and he has participated in AICPA business environment and concepts and auditing training courses since 2011.

Internal Audit Manager

The internal audit manager is responsible for overseeing the review, evaluation and testing of specific controls or elements within the internal control system. He has been in charge of the Company’s internal audit function since August 2010 and oversees all activities conducted in association with the evaluation of the effectiveness of the Company’s internal controls over financial reporting. Prior to joining the Company, he worked at PricewaterhouseCoopers for more than four years, from 2006 to 2010. His audit work included auditing a foreign issuer’s financial statements in accordance with U.S. GAAP and auditing the effectiveness of internal control over financial reporting of one subsidiary of another foreign issuer using IFRS. He was required to obtain the appropriate accreditation to work on audit engagements under U.S. GAAP through (i) the required annual in-house training programs (approximately two to three days per year) and on-line training programs on U.S. GAAP accounting standards, SEC rules and regulations, auditing technical practices, independence and ethics updates, among others; and (ii) work experience under the supervision of the engagement leader.

The internal audit manager periodically attends training courses and conferences organized by accounting firms, the CPE and professional organizations, as well as regular updates through newsletters published by major accounting firms and other professional sources. These cover updates on U.S. GAAP, SEC rules and regulations, internal control and risk management as well as various topics relevant to U.S.-listed companies with significant operations in China. He has attended training sessions provided by 51pxcn.com (“Internal Control and COSO and Risk Management” in 2011), Kaye Scholer, Houlihan Lokey and Deloitte & Touche (“Protecting Directors in Today’s Governance Climate” in 2012), and The Center for Professional Education, Inc. (“SEC Conference: An Accounting & Reporting Update for U.S. Listed Companies” in 2011 and 2012 and “U.S. GAAP Seminar for Asia-based Companies” in 2012)

d)             If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•                                          the name and address of the accounting firm or organization;

•                                          the qualifications of their employees who perform the services for your company;

•                                          how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                                          how many hours they spent last year performing these services for you; and

•                                          the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We do not retain any accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

e)              If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•                                          why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•                                          how many hours they spent last year performing these services for you; and

•                                          the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

We do not retain any individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting. However, we did engage KPMG for the purposes described above in our response to comment 1(a) under “Control design effectiveness assessment”.

f)               Since you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Peter Wan and Mr. Kern Lim are identified as our audit committee financial experts.

Mr. Wan has served as a director and as chairman of the audit committee of the Company since November 2010. The board of directors of the Company has determined that Mr. Wan qualifies as an audit committee financial expert based on the following:

Mr. Wan is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants and the Hong Kong Institute of Directors. He has over 30 years of experience in public accounting practice. He was an audit partner of the Hong Kong practice at PricewaterhouseCoopers from 1992 until his retirement from the firm in 2008.

As an audit partner, Mr. Wan served a portfolio of clients including public and private enterprises in Hong Kong and China. Some of these companies are subsidiaries of U.S.-listed companies, the accounts of which were prepared in accordance with U.S. GAAP. Mr. Wan had also served as the engagement partner and/or review partner on initial public offering assignments where PricewaterhouseCoopers acted as the reporting accountants for PRC enterprises seeking a listing on the New York Stock Exchange, and on their annual audit after listing. Mr. Wan has knowledge and experience in connection with generally accepted accounting principles, generally accepted auditing standards, the rules, pronouncements, practice guides and other literature of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board and the rules and regulations of the SEC regarding the preparation of financial statements and with respect to the design, implementation and evaluation of internal controls and procedures.

Mr. Wan has been an independent director and the chairman of the audit committee of Mindray International limited, a company listed on the New York Stock Exchange, since October 2008. In that role, he has been involved in the review of financial statements included in reports filed with or furnished to the Commission. In addition, Mr. Wan serves as the independent non-executive director of a number of companies listed on the Hong Kong Stock Exchange and the chair or a member of their audit committees. He has accumulated significant experience in understanding, analyzing and interpreting financial statements and other financial information, reviewing internal controls over financial reporting, overseeing the internal audit function, evaluating the external auditor’s performance and ensuring compliance with governance and regulatory requirements.

Mr. Lim has served as a director and a member of the audit committee of the Company since November 2010. The board of directors of the Company has determined that Mr. Lim qualifies as an audit committee financial expert based on the following:

Mr. Lim has over 15 years of financial experience in U.S.-listed companies, reporting, preparing, analyzing and evaluating financial statements in accordance with U.S. GAAP. These companies include General Electric and Eastman Kodak. As Eastman Kodak’s Regional CFO for Asia, Mr. Lim was responsible for the consolidation and reporting of its financial statements, which included translation of other countries’ GAAP into U.S. GAAP. Mr. Lim was also responsible for overseeing the internal controls and audit functions of legal entities in various countries and setting up audit procedures and improving the internal control processes as needed

Mr. Lim has been a director and a member of the audit committee of Mindray Medical International Limited (“Mindray”), a company listed on the New York Stock Exchange, since 2008. Mindray’s consolidated financial statements are prepared in accordance with U.S. GAAP. Mr. Lim actively participates in overseeing and assessing the performance of Mindray with respect to the evaluation of financial statements. He is also actively involved in analyzing and evaluating the financial statements of Mindray through direct communications with the chief executive officer, CFO, global controller and director of financial planning and analysis of Mindray.

Mr. Lim has been a Certified Public Accountant of the Institute of Certified Accountants of Singapore since 2000. Currently, Mr. Lim is a fellow member of the Hong Kong Institute of Directors and a full member of the Singapore Institute of Directors.

Exhibit 12 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

2.                                      We note that your annual report contains management’s internal control report as required by Item 308T of Regulation S-K. As such, your certifications should include the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company as required by Item 601(b)(31) of Regulation S-K. Please amend this Form 20-F to include corrected certifications that are currently signed and dated and include the required language. You may provide abbreviated amendments that consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

The Company undertakes to amend the 2011 20-F to add the phrase “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” to the introductory language in paragraph 4 of the certification that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the Company, after the Staff reviews the Company’s responses to the Staff’s comments on the 2011 20-F and indicates that they have no additional comments.

3.                                      We note in paragraph 4.(d) in the certification that you substituted the phrase period covered by this annual report for the phrase registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report). In future filings, including the requested amendment, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

The Company respectfully submits that, as a foreign private issuer filing its annual report on Form 20-F, it is required by Form 20-F to provide the certificates required by Rule 13a-14(a) or Rule 15d-14(a) exactly as set forth in the “Instructions as to Exhibits” section of Form 20-F, rather than as set forth in Regulation S-K. The Company notes that the phrase “period covered by this annual report” is the language required by Form 20-F, which in this respect is different from the language required by Item 601(b)(31) of Regulation S-K for domestic issuers.

*        *        *

The Company hereby acknowledges that

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at (86 21) 5027-1108. Thank you.

Very truly yours,

/s/ Lily Dong
Lily Dong
Chief Financial Officer

Cc:                             Vincent Tai, Chief Executive Officer, RDA Microelectronics, Inc.
Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom
Alison C.Y. Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company